PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

[redacted]

BY COURIER

No/Date: F|D1: 4006|31-7-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of the Extraordinary Special Meeting of Minority Shareholders.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement with the results of the Extraordinary Special Meeting of Minority Shareholders

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

"PUBLIC POWER CORPORATION S.A" announces that, the Extraordinary Special Meeting of Minority Shareholders, was held, with quorum 31,23%, on Thursday, 31 July 2008, with the following Agenda:

"Election of a new Member - representative of minority shareholders at the Board of Directors of PPC S.A. in accordance with the Law and articles 20, para 1 and 10, para 5b of the Company's Articles of Incorporation, due to the resignation of a Member of the Board representing Minority Shareholders".

Mr. Panagis Karellas, was elected as Member - representative of minority shareholders at the Board of Directors of PPC S.A. (independent-non executive member) for the remaining period of Mr. Ioannis Giannidis's tenure, who resigned, that is until 8 January 2010.

Athens, 31-7-2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1 : 39 29-7-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A. at its meeting held on July 29, 2008 decided to recall the appointment of Mr. Avraam Mizan from the position of General Manager of the Generation Division.

His replacement will take place in accordance with the provisions of the company's articles of incorporation. Mr. Dimitrios Lappas, General Manager of West Macedonia Division, was appointed as acting General Manager of the Generation Division until the position is filled.

Athens, 29-7-2008

END